UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 3, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 3, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors records sales growth of 8% in September 2016

Key Highlights:

  Export business grew by 29% on account of strong demand for Tata Motors commercial vehicles
  Passenger vehicles grew by 24% on the back of strong demand for Tiago
  LCV sales continued its growth momentum at 19% in September 2016

Mumbai, October 01, 2016:Tata Motors passenger and commercial vehicle sales (including exports) in September 2016 were at 48,648 vehicles, a growth of 8%, over 45,215 vehicles sold in September 2015. The company's domestic sales of Tata commercial and passenger vehicles for September 2016 was at 42,961 nos., a growth of 5%, over September 2015. The company continued to witness year-on-year growth in certain key segments in September 2016, with the company's Export business growing by 29%, passenger car sales grew by 27% and LCVs continued to grow by 19%.

Cumulative sales (including exports) of the company for the fiscal was at 258,598 nos., higher by 7% over 242,562 vehicles, sold last year.

Passenger Vehicles

In September 2016, Tata Motors passenger vehicles, in the domestic market, recorded a sale of 14,601 nos., growth of 24%, compared to 11,732 nos. sold in September 2015. The passenger car sales continued its growth momentum due to strong demand for the recently launched Tiago.

Cumulative sales growth of all passenger vehicles in the domestic market, were 72,665 nos., a growth of 12%, compared to 64,718 nos., in September 2015.

Commercial Vehicles

The overall commercial vehicles sales in September 2016, in the domestic market were at 28,360 nos., lower by 2%, over September 2015. While the sales of Tata Motors Light Commercial Vehicles, continued to grow in the domestic market by 19%, over September 2015, M&HCV sales continued to be stressed due to subdued demand, with the slowdown of recent months continuing, as a result of postponement of replacement and fleet expansion.

Cumulative sales of commercial vehicles in the domestic market for the fiscal were at 154,464 nos., higher by 3% over last year.

Exports

The company's sales from exports was at 5,687 nos., in September 2016, a growth of 29% compared to 4,402 vehicles sold in September 2015. The cumulative sales from exports for the fiscal was at 31,469 nos., higher by 12%, over 28,201 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.